                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                            RHONE-POULENC RORER INC.
                                (NAME OF ISSUER)

                        Common Shares, without par value
                         (TITLE OF CLASS OF SECURITIES)

                                   76242T 10 4
                                 (CUSIP NUMBER)

                                   Yves Brissy
                               Rhone-Poulenc S.A.
                              25, quai Paul Doumer
                         92408 Courbevoie Cedex, France
                                (331) 47-68-12-34
          (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                    Copies of all notices should be sent to:

                           Hubertus V. Sulkowski, Esq.
                               Shearman & Sterling
                         114, avenue des Champs-Elysees
                               75008 Paris, France
                                (331) 53-89-70-00

                                  July 2, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:  / /

                               Page 1 of 7 Pages
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---------------------------------------
CUSIP No. 76242T 10 4
---------------------------------------

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   1       NAME OF REPORTING PERSON                       Rhone-Poulenc S.A.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) /_/
                                                                       (b) /_/
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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) TO 2(e)                                           /_/

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   6       CITIZENSHIP OF PLACE OF ORGANIZATION                         France

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    NUMBER OF          7       SOLE VOTING POWER                    97,169,370
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                  -------------------------------------------------------------
                       8       SHARED VOTING POWER

                  -------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER               97,169,370

                  -------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    97,169,370

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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                             /_/

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 68.34%, based upon a total of 142,183,974 Shares outstanding for voting purposes as of April 30, 1997 (including 137,175,187 Shares outstanding on such date according to Rhone-Poulenc Rorer Inc.'s Quarterly Report on Form 10-Q dated May 15, 1997, and 5,001,092 Shares in Rhone-Poulenc Rorer Inc.'s Employee Benefits Trust and 7,695 Shares held in Rhone-Poulenc Rorer Inc.'s treasury as of March 31, 1997, according to Rhone-Poulenc's records).

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                         CO

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                               Page 2 of 7 Pages
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        This Amendment No. 8 amends the Statement on Schedule 13D (the
"Statement on Schedule 13D") filed by Rhone-Poulenc S.A., a French societe anonyme ("RPSA"), with the Securities and Exchange Commission and is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to shares of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR" or the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed thereto in the Statement on Schedule 13D.


Item 4.        Purpose of Transaction.

        Item 4 of the Statement on Schedule 13D is hereby amended by adding the following:

                On July 2, 1997, the Board of Directors of RPR announced that it had formed a special committee composed of three independent directors (the "Special Committee") who are authorized to review any proposal by RPSA with respect to a business combination. The RPR Board indicated in its announcement that the Special Committee had also been authorized to retain independent advisors, including legal counsel and investment bankers. As part of its previously announced study, RPSA intends to engage in discussions with the Special Committee and its advisors with respect to the possible terms of any such business combination. No assurances can be given that such discussions will result in any proposal being made or in any agreement with the Special Committee as to the terms of any such business combination.


Item 5. Interest in the Securities of the Issuer.

        Item 5 of the Statement of Schedule 13D is hereby amended by adding the following:

                  (a) As of the date of this filing, RPSA was the owner of 97,169,370 Shares, constituting approximately 68.34% of the outstanding Shares (based upon 142,183,974 Shares outstanding as calculated above).

                The following table shows the number of Shares beneficially owned by the directors and executive officers of RPSA as of the date of this filing and the nature of such beneficial ownership.


                               Page 3 of 7 Pages

                                                                Number of Shares
                                        Number of Shares      Subject to Exercisable
Beneficial Owner                         Owned Directly       Options Issued by RPR
----------------                        ----------------      ----------------------
Banque Nationale de Paris                         500                            0
    (represented by Baudouin
    Prot)


Antoine Jeancourt-Galignani                        210                            0
    (representative of
    Assurances Generales
    de France)

Igor Landau                                        200                       20,000

Michel de Rosen                                  8,629                       58,814

Societe Generale                                 2,000                            0
     (represented by Marc
     Vienot)

S.G. Equities International,                     5,000                            0
     subsidiary of Societe
     Generale

Jean-Pierre Tirouflet                                0                       20,000


                In addition, certain directors and executive officers of RPSA (6 persons in all) have the right to acquire options to purchase from RPSA up to an aggregate of 628,500 currently issued and outstanding Shares.

                (b) RPSA has the sole power to vote and dispose of 97,169,370 Shares.

                Each of the directors and executive officers of RPSA listed in paragraph (a) above has the sole power to vote and dispose of the numbers of Shares set forth opposite his name in paragraph (a) above.

                RPSA has the sole power to vote the 628,500 Shares underlying the rights to acquire options to purchase Shares discussed in paragraph
        (a) above. The directors and executive officers holding such rights have the sole power to dispose of such rights.

                (c) In addition to the transactions listed in its filing on June 26, 1997 of Amendment No. 7 to the Statement on Schedule 13D, RPSA has effected the following transactions in Shares during the past 60 days:

                         Amount
Date                   of Shares           Price per Share               Place of Trade       Type  of Trade
------------------------------------------------------------------------------------------------------------------
May 13, 1997             3,500                 32.125                     Private sale        Sale pursuant to
                                                                                              option exercise

June 30, 1997            1,000                 32.125                     Private sale        Sale pursuant to
                                                                                              option exercise

                                 Page 4 of 7 Pages

BNP Arbitrage, an affiliate of the Banque Nationale de Paris, director of RPSA, has effected the following transactions in shares of RPR during the past 60 days:

                         Amount
Date                   of Shares           Price per Share           Place of Trade              Type  of Trade
------------------------------------------------------------------------------------------------------------------
May 8, 1997              1,000                 $74.13                     NYSE                Open Market purchase
May 8, 1997              1,000                 $74.00                     NYSE                Open Market sale
May 19, 1997               400                 $75.25                     NYSE                Open Market purchase
May 19, 1997               400                 $75.25                     NYSE                Open Market sale
May 19, 1997               400                 $75.25                     NYSE                Open Market sale
May 27, 1997               100                 $75.63                     NYSE                Open Market purchase
June 3, 1997               300                 $75.50                     NYSE                Open Market purchase
June 3, 1997             1,800                 $76.00                     NYSE                Open Market purchase
June 4, 1997               900                 $77.75                     NYSE                Open Market sale
June 4, 1997               400                 $77.63                     NYSE                Open Market sale
June 4, 1997               500                 $77.50                     NYSE                Open Market sale
June 10, 1997              500                 $78.63                     NYSE                Open Market purchase
June 10, 1997            1,000                 $78.63                     NYSE                Open Market purchase
June 11, 1997              400                 $78.63                     NYSE                Open Market purchase
June 11, 1997              500                 $78.25                     NYSE                Open Market sale
June 11, 1997              100                 $78.50                     NYSE                Open Market sale
June 11, 1997              500                 $78.50                     NYSE                Open Market sale
June 11, 1997              200                 $78.38                     NYSE                Open Market sale
June 12, 1997            1,000                 $79.00                     NYSE                Open Market purchase
June 12, 1997            1,000                 $79.63                     NYSE                Open Market sale
June 13, 1997              600                 $80.50                     NYSE                Open Market sale
June 18, 1997              900                 $79.00                     NYSE                Open Market purchase
June 18, 1997              400                 $78.63                     NYSE                Open Market sale
June 19, 1997              200                 $78.88                     NYSE                Open Market purchase
June 19, 1997              500                 $79.00                     NYSE                Open Market sale
June 19, 1997              200                 $78.88                     NYSE                Open Market sale
June 19, 1997              200                 $78.88                     NYSE                Open Market sale
June 26, 1997            1,500                 $90.56                     NYSE                Open Market purchase
June 26, 1997            2,500                 $91.19                     NYSE                Open Market purchase
June 26, 1997            1,000                 $91.06                     NYSE                Open Market sale

                               Page 5 of 7 Pages
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
June 26, 1997             1,000              $91.00 NYSE            Open Market sale
June 26, 1997             1,100              $91.06 NYSE            Open Market sale
June 26, 1997               200              $91.06 NYSE            Open Market sale

Societe Generale, director of RPSA, has effected the following transactions in Shares of RPR during the past 60 days:

                       Amount
Date                  of Shares           Price per Share       Place of Trade           Type of Trade
----                 ----------          -----------------     ----------------          -------------
May 23, 1997         2,000               $76.75                NYSE                      Open Market purchase
May 28, 1997           700               $76.125               NYSE                      Open Market sale

SG Equities International, a subsidiary of Societe Generale, director of RPSA, has effected the following transactions in Shares of RPR during the past 60 days:

                       Amount
Date                  of Shares           Price per Share       Place of Trade           Type of Trade
----                 ----------          -----------------     ----------------          -------------
May 9, 1997            625               FF 420.00             Paris Bourse              Open Market purchase
May 22, 1997         4,599               FF 436.96             Paris Bourse              Open Market purchase
May 22, 1997         4,599               FF 439.36             Paris Bourse              Open Market sale


                               Page 6 of 7 Pages
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Rhone-Poulenc S.A.



                                      By /s/ Jean-Pierre Tirouflet
                                        ---------------------------------------
                                         Name:   Jean-Pierre Tirouflet
                                         Title:  Executive Group Vice President




Dated:  July 7, 1997

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